Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and Outlook

Top KingWin Ltd (the “Company” or “we”) is an offshore holding entity based in the Cayman Islands with operations in China through its’ subsidiaries, specializes in providing business services to young and emerging companies. We offer a range of services including corporate training, consulting, and advisory services, with a focus on capital markets and fundraising. With a strong market base in China’s growing small-and-medium enterprise (“SME”) sector and alignment with new economy industries, our revenue streams are primarily from training, advisory, and consulting.

Our Products and Services

We provide a number of business services in China to young and emerging companies including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, and (iii) advisory and transaction services. Our main clients are entrepreneurs and executives in SMEs in China.

Revenue by Services

	Six months ended June 30, 2024
Service Category	US$	Percentage
Advisory and transaction services	146,515	10.8%
Corporate business training services	454,357	33.6%
Corporate consulting services	654,398	48.4%
Others	95,851	7.2%
Total revenue	$1,351,121	100%

	Six months ended June 30, 2023
Service Category	US$	Percentage
Advisory and transaction services	1,256,894	44.7%
Corporate business training services	1,483,471	52.7%
Corporate consulting services	74,299	2.6%
Others	-	-%
Total revenue	$2,814,664	100%

Advisory and transaction services

Our company offers tailored advisory and transaction services to Chinese SMEs, aiding in capital access and business growth. Revenues from these services are based on a case-by-case agreement, payable in installments upon achieving contract milestones. Our investor introduction activities are unlicensed in China, as they do not involve regulated financial services.

Corporate business training services

We specialize in delivering comprehensive seminars for start-up SME entrepreneurs and executives, focusing on capital market education and financial preparedness. Our training covers market basics, business planning, fundraising, and public listing insights, with three tiered levels of instruction. We meticulously plan our seminars annually, curating content, inviting industry experts, and organizing logistics to ensure high-quality, on-site educational experiences.

Corporate consulting services

Our company offers tailored corporate consulting services to growth-stage SMEs looking to fundraise or go public, both domestically and internationally. We aim to be a renowned consulting provider across China, leveraging our industry hub status and data analytics capabilities. Services are modular, customizable, and paid for upon completion, with revenue recognized at the point of delivery.

Others

Other revenue stemmed primarily from event sponsorships and health products, both tied to customer engagement.

Components of Our Results of Operation

Revenue

Our Company currently generates its revenue from the following main sources:

Revenues from advisory and transaction services

The Company delivers packaged advisory and transaction services to help design a financial plan, build up and maintain the corporate image of our clients, connect clients with potential investors, and present its clients to the interested investors. Revenues from advisory and transaction services represent service fees associated with private fundraising transactions, which are recognized on a net basis. The service fees were charged based on a certain percentage of the fund raised by the clients, which were only payable upon the completion of fundraising. The revenues are the amount of consideration to which the Company expects to be entitled in completing the fundraising transactions, the only performance obligation of the service. Revenue is recognized at the point when the advisory services have been conducted and the underlying fundraising transactions are completed under the terms of the respective contract. Payment term of advisory and transaction services is three days when the performance obligation is completed.

Revenues from corporate consulting services

The Company provides a combination of corporate consulting services that are bundled and customized to fulfill each client’s unique financial needs. The corporate consulting services include various specific services (e.g., due diligence service, business plans, financing solutions). The Company charges a fixed price for a specific service and revenue is recognized when the Company completes the specific services agreed upon in the contract. Each of the specific services is considered as one performance obligation. Each performance obligation is independent to each other with specific price identified in the contract and the clients could contract with the Company for any one of the specific services. Since clients can cancel each specific service before it is delivered without any penalty, the Company does not have an enforceable right to payment from the client, and thus the services and prices are excluded from the contract until the individual specific service starts or advance payment is received. Before the full and complete delivery of the services, the clients cannot benefit from the performance and cannot control the work in progress. The Company control the rights to the services, and the services can easily be redirected to another client without incurring significant costs. As a result, the revenues do not meet the criteria of recognizing revenue over time, and such services shall only be useful to the client after delivered in full. The revenue is therefore recognized at the point in time when the deliverables, in the form of reports are delivered based on the specific terms of the contract.

Revenues from corporate business training services

Revenues from corporate business training services consist of two types (i) training fees and (ii) set-up fees. Each type of the training services is considered as one performance obligation. Each performance obligation is independent to each other, and its clients could contract with the Company for any one of the training services.

(i)	Training fees

The Company provides corporate business training services through diversified courses. The courses are provided in a short-term period. The revenue is recognized when the courses are fully delivered. Training fees are collected before providing any service and is recorded as advances from clients.

(ii)	Set-up fees

The Company offers referral and marketing service companies set-up services. The Company helps the referral and marketing service companies familiarize themselves with the training and conduct the business in a short period. Thereafter, the referral and marketing service companies have the right to promote the corporate business training services for the Company. A new partner is required to pay a non-refundable set-up fee. Any fees charged to the referral and marketing service companies for the set-up activities are recognized as revenue at the point in time when the set-up services have been completed and the Company has the right to bill the referral and marketing service companies.

Revenues from others

Revenue from others is mainly derived from the small amount from referral services. The revenue from referral services is recognized at the point when both parties are satisfied with the performance obligation that agreed and signed on the contract.

Operating Costs and Gross Profit

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff.

We calculate our gross profit as revenue deduct operating costs. Our gross profit has been and, we expect, will continue to be affected by a variety of factors, the main factors affecting us are exchange rates, seasonal factors (including hotel prices, etc.), and the intensity of the capital market.

General and Administrative Expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company such as costs & expenses related to direct public offering and legal fees to defend us against class actions.

Income Tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. Micro and small businesses with annual taxable income up to 3 million RMB, workforce under 300, and assets under 50 million yuan, in non-restricted industries, pay 20% tax on 25% of their taxable income, which is lower than the standard 25% corporate tax rate.

Interim Financial Results from Operations

Six months ended June 30, 2024 compared to June 30, 2023

Revenue

As of June 30, 2024, the Company focused on four service categories including advisory and transaction services, corporate business training services, corporate consulting services and others. Advisory and transaction services contribute 10.8% of the total revenue, 33.6% from corporate business training services, 48.4% from corporate consulting services and 7.2% from Others. Due to China’s economy experiencing actual deflation, both investors and entrepreneurs are generally adopting a cautious wait-and-see attitude. This has led to an 88% decrease in our income from advisory and transaction Services compared to the same period last year. Additionally, our corporate business training services for entrepreneurs in small and medium-sized enterprises have also decreased by 69% compared to the same period last year.

	Six months ended June 30, 2024
Service Category	US$	Percentage
Advisory and transaction services	146,515	10.8%
Corporate business training services	454,357	33.6%
Corporate consulting services	654,398	48.4%
Others	95,851	7.2%
Total revenue	$1,351,121	100%

	Six months ended June 30, 2023
Service Category	US$	Percentage
Advisory and transaction services	1,256,894	44.7%
Corporate business training services	1,483,471	52.7%
Corporate consulting services	74,299	2.6%
Others	-	-%
Total revenue	$2,814,664	100%

Total revenue was $1,351,121, down 52% from $2,814,664 period-on-period. The decline in revenues can be primarily attributed to an economic downturn within China. In light of the economic contraction and deflationary pressures experienced in China over the past two years, the business landscape has indeed become more formidable. This economic slowdown has precipitated a significant drop in investor confidence, prompting many to exercise greater caution when it comes to capital allocation. As a result, the operations of firms offering Advisory and Transaction Services have been substantially influenced, as they navigate the treacherous investment environment and strive to carry out their standard business functions amidst the prevailing wariness.

Indeed, the economic challenges have had a pronounced impact on our Advisory and Transaction Services. Consequently, compared to the same period last year. However, we have seen a rebound in revenue from our Advisory and Transaction Services in the second half of this year. We anticipate that with the heating up of overseas capital markets, our Advisory and Transaction Services are poised for further improvement in the future.

At the same time, we are actively expanding our consulting services, offering solutions to more small and medium-sized enterprises during these economically challenging times. Our revenue from consulting services has increased by 781% compared to the same period last year, from $74,299 to $654,398.

Cost of revenues

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff. Cost of revenues for the six months ended June 30, 2024 was $981,389, an increase of $234,728, or 31%, from $746,661 for the six months ended June 30, 2023. The main reason for the increase in costs is that the company lacked products with high gross margins in the first half of this year and could only sell products with higher costs to customers.

	Six months ended
	30-Jun-24	30-Jun-23
	US$	US$
Revenue	1,351,121	2,814,664
Cost of revenues	(981,389)	(746,661)
Gross profit	369,732	2,068,003
Gross profit ratio	27%	73%

Selling Expenses

Our selling expenses decreased by $591,534 or 49%, $1,203,472 for the six months ended June 30, 2023 to $611,938 for the six months ended June 30, 2024. During this period, we have decreased our sales team’s salaries for this period.

General and Administrative Expenses

General and administrative expenses were $3,444,910, 83% up period-on-period from $1,877,461 in the first half of 2024. The increase in general and administrative expenses was mainly associated with professional fees, salaries &benefits and share-based compensation.

Operating Loss

GAAP net operating loss was $3,599,984, compared to a net loss of $961,044 in the first half of 2024, representing an increase of 275%. The main reasons are the decline in operating performance corresponding to this period and substantial expenses such as the share-based payment plan during this period, which have increased our operating loss.

Income Tax

The corporate income tax for the current period was $60,841 as compared to $117,629 last year of the same period.

GAAP net loss attributable to ordinary shareholders was $3,660,825, as compared to a net loss of $1,078,673 in the prior year period.

GAAP Basic EPS was $(0.21) per share, as compared to $(0.08) per share in the prior year period.

Unaudited Condensed Consolidated Statement of Cash Flow

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(3,660,825)	$(1,078,673)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Provision for doubtful accounts	(14,357)	114,462
Depreciation and amortization	48,661	144,947
Non-cash operating lease expenses	106,548	-
Share based compensation expenses	1,773,600	-
Foreign exchange gain	(42,850)	-
Deferred tax expenses	-	118,159
Changes in assets and liabilities
Accounts receivable	238,212	(761,458)
Other receivables	(96,868)	(68,925)
Prepayments	151,732	(366,835)
Accounts receivable - related party	-	(379,248)
Due from related parties	(234,387)	-
Other non-current assets	7,623	1,971
Accounts payable	(162,766)	257,028
Accruals and other payables	23,477	1,026,012
Advance from clients	(147,524)	423,795
Taxes payable	(53,344)	43,880
Operating lease liabilities	(103,266)	(102,504)
Net cash used in operating activities	(2,166,334)	(627,389)
Cash flows from investing activities
Purchase of property and equipment	(5,690)	13,284
Purchase of intangible assets	(29,761)	(4,028,815)
Net cash used in investing activities	(35,451)	(4,015,531)

Cash flows from financing activities
IPO proceeds net of deferred offering cost	-	8,047,056
Due from related parties	881,306	-
Due to related parties	(186,901)	(1,099,907)
Net cash provided by financing activities	694,405	6,947,149

Effect of exchange rates on cash	(42,813)	(65,734)

Net increase (decrease) in cash and restricted cash	(1,550,193)	2,238,495

Cash and restricted cash at beginning of period	4,648,980	2,654,185

Cash and restricted cash at end of period	$3,098,787	$4,892,680

Cash at end of period	$3,098,787	$4,892,680
Restricted cash at end of period	-	-
Cash and restricted cash at end of period	$3,098,787	$4,892,680
Supplemental disclosure information
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$420	$-
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$-	$103,499

Cash Flow Used in Operating Activities

As of June 30, 2024, the Company had cash and cash equivalents of $3,098,787, compared to $4,618,670 in the prior year period, a decrease of $1,519,883, which primary due to repayment to the outstanding balance of vendors, related parties and complete the contract obligations with clients.

Cash Flow Used in Investing Activities

The Company has investing activities for this period. The Company purchased some office equipment and intangible assets for $35,451 during the period ending June 30, 2024.

Cash Flow Provided by Financing Activities

The Company has financing activities for this period which provided by its related parties for $694,405.

Subsequent Events

As previously disclosed in the Form 6-K filed on September 6, 2024, Top KingWin Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with 25 investors (the “Purchasers”), pursuant to which the Company agreed to sell up to $38,000,000 of class A ordinary shares, par value $0.0001 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.23 (the “Offering”). Upon satisfying all closing conditions, the Offering was consummated on September 10, 2024. The Company issued a total of 165,217,391 restricted Class A Ordinary Shares to the Purchasers. Upon closing of the Offering, there were 179,180,431 Class A Ordinary Shares issued and outstanding and 3,786,960 class B ordinary shares, par value $0.0001 each, issued and outstanding.

The gross aggregate proceeds to the Company from this Offering were approximately $38,000,000, before deducting any fees or expenses. The Company plans to use the proceeds from this Offering to launch its AI powered IT solution business. The Company, through its subsidiary in China, plan to purchase servers and chips, leveraging its supply chain advantages, customize such hardware by installing AI-powered system and software solutions, and ultimately offer such integrated solutions to clients in the intelligent manufacturing, urban construction, and healthcare industries. The foregoing represents our current intention based upon our present plans and business conditions. Our management, however, has significant flexibility and discretion to apply the net proceeds of this Offering.